Filed by Penn West Energy Trust

This communication is filed pursuant to Rule 425

under the Securities Act of 1933, as amended

Subject Company:  Canetic Resources Trust

Commission File No.:  1-32728

Date:  November 13, 2007

EVENT:	PENN WEST ENERGY TRUST
Q3-07 RESULTS CONFERENCE CALL.
TIME:	11h00 E.T.
REFERENCE:	PEC14002
LENGTH:	APPROXIMATELY 22 MINUTES
DATE:	NOVEMBER 9, 2007

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OPERATOR: Good morning, ladies and gentlemen, and thank you for standing by. Welcome to the Penn West Energy Trust Third Quarter Results Conference Call. At this time, all participants are in a listen-only mode. Following the presentation, we will conduct a question-and-answer session. Instructions will be provided at that time for you to queue up for questions. If anyone has any difficulties hearing the conference, please press the * followed by the 0 for operator assistance at any time.

I would like to remind everyone that this conference call is being recorded on Friday, November 9, 2007, at 11:00 a.m. Eastern time.

I will now turn the conference over to Mr. William Andrew, President and Chief Executive Officer. Please go ahead, sir.

WILLIAM ANDREW (President and CEO): Thank you very much. As you know, my name is Bill Andrew. I’m the President and CEO of Penn West Energy Trust.

With me today in Calgary are Dave Middleton, who is our Chief Operating Officer; and also, a fellow who’s not supposed to be here, Todd Takeyasu, but he is defying his doctor, and he’s our Chief Financial Officer. He’s here. With us as well are some other members of our management team.

Before I begin the formal call, we’d like to extend our sincere condolences to the families of Martin White [phon] and Alvin Dusterhoff [phon], both of whom were part of our Field Operations team, and both of whom recently passed away.

Originally, we planned to report on November 5th. Those of you who follow our stock will know that on October 31st, we announced a strategic combination with Canetic Resources Trust. Thus, we felt it was prudent to delay our third-quarter release conference call, just to align our dates with those of Canetic, and I believe Canetic is set to go around 10:00 a.m. or 11:00 a.m. this morning.

We appreciate questions and feedback from our unitholders. Please contact us, either myself or the Investor Relations group, via our Internet address, www.pennwest.com. We have toll-free telephone lines as well, and we do always look forward to the occasional letter.

We trade on the New York Stock Exchange under the symbol PWE, and on the Toronto Stock Exchange under the symbol PWT.UN.

The purpose of the conference call is to review our 2007 third quarter results, as well as present an update on some of our current activities at the Trust; and to provide comments — and they’ll be very brief comments — on the combination with Canetic that we announced on October 31st.

And then I want to spend a little bit of time today to provide some clarity for the unitholders on two things. One is the Alberta proposal on increasing royalties in Alberta after the Panel review; and the second is to provide some very clear direction as to our future plans with the Trust and with the Combined Trust, going forward.

Following this review, we’re going to open the telephone lines up for a few questions.

During this conference call, we will be using Canadian dollars, and a 6:1 ratio for conversion to barrels of oil equivalent.

The third quarter of 2007’s daily average production was 125,345 barrels of oil equivalent. That’s a 3 percent decrease from the third quarter of 2006. Our average daily production consisted of 50,861 barrels per day of light oil and natural gas liquid, an increase of 6 percent over the third quarter of 2006; 21,922 barrels per day of conventional heavy oil, an increase of 3 percent over last year at this time; and 315 million cubic feet (mmcf) per day of natural gas, a decrease of 12 percent over the third quarter of 2006.

Many of you that have followed the Company over the past 6 months will know that a significant portion of the year-over-year reduction in daily natural gas volumes is due to the impact of our product interruption at Wildboy. At Wildboy, we experienced a fire in our water handling facility, and, as a result, we were shut in for an extended period, from very early in May until November 4, when full production was restored at Wildboy.

Currently, daily production for Penn West is averaging approximately 131,000 barrels of oil equivalent per day, and that includes approximately 73,000 barrels per day of oil and natural gas liquids, and 350 mmcf per day of natural gas.

Our current production is weighted approximately 56 percent to crude oil and liquids production.

Based on year-to-date production, including the impact of the Wildboy outage, which lasted about 6 months, and our forecast for the fourth quarter, we’re now expecting production to be on the bottom end of our guidance, and in the range of 128,000-129,000 barrels per day for 2007.

Crude oil and natural gas liquids sales accounted for 70 percent of our third quarter revenue of $627 million. Year-over-year revenue decreased by 1 percent from $636 million in the third quarter of 2006.

For the third quarter of 2007, our natural gas price averaged $5.86 per mcf, and that’s down 2 percent from the $5.97 per mcf realized in the third quarter of 2006.

Light oil and natural gas liquids prices averaged $72.62 per barrel in the third quarter. That’s up 3 percent over the price of $70.25 per barrel realized in the third quarter of 2006.

Conventional heavy oil prices averaged $48.75 per barrel in the third quarter. That’s a decrease of 7 percent, compared to $52.20 per barrel realized in the third quarter of 2006, so we had a little bit, just a minor touch, of widening in the differential, but most of it was pretty consistent prices on heavy oil.

Overall, commodity prices for the third quarter of 2007 averaged $52.73 per barrel of oil equivalent. That’s a 3 percent increase over the $51.33 per barrel of oil equivalent realized in the third quarter of 2006.

As a result of all of this, cash flow was $346.8 million in the third quarter of 2007. That’s down 5 percent from the $365.6 million recorded in the third quarter of 2006.

On a per-unit basis, our cash flow was $1.43 in the third quarter. That’s down 7 percent from the $1.53 recorded last year at this time.

Operating costs for the third quarter of 2007 averaged $11.18 per barrel of oil equivalent. That’s an increase of 5 percent over operating costs from last year. The bulk of the increase in operating costs came from the impact of reduced natural gas volumes, quarter over quarter, due in part to the Wildboy outage.

The average royalty paid by Penn West in the third quarter of 2007 was $9.46 per barrel of oil equivalent. That represents about 17.9 percent of the quarter’s average sales price realization of $52.73. This compares with an average royalty burden of about 18 percent for the same time last year.

Net income for the third quarter was $137.4 million. That’s a decrease of 23 percent from $177.8 million in the third quarter of 2006.

On a per-unit basis, net income was $0.57 per unit, as compared with $0.65 per unit in 2006.

Distributions for the third quarter of 2007 were $244.4 million. That’s an increase of 13 percent over the $216.2 million in distributions paid in the third quarter of 2006.

Capital expenditures for the quarter were $230 million, as compared with $116.7 million last year at this time. Capital expenditures for the third quarter represented 66 percent of our cash flow, so we got a little bit outside of our model in the quarter. We generally look at targeting about 40-45 percent of our cash flow in capital.

The extra money that was put into play in the quarter was spent on infrastructure expansion at Seal, and that’s very vital infrastructure, to handle future production in our Seal Main area.

We also spent approximately $40 million to acquire significant shale gas rights in Northern British Columbia that we should be working on this winter, and, hopefully, is going to bring some new, exciting gas prospects to the Company.

Our long-term debt, at the end of the third quarter, was $1.825 billion. On a per-unit basis, the debt is about $7.52, and on a ratio basis, it’s about 1.3:1 of the third-quarter per-unit cash flow annualized. Todd tells me, on an EBITDA basis, it’s also about 1.3:1. We think it’s a reasonable level of debt, going ahead.

We do have an active hedging program, to increase the assurance of future cash flow to fund distributions, as well as our capital program expenditures, while trying to provide some effective downside protection. Information detailing our hedging program can be found on our website at www.pennwest.com.

On the operations side — and I’ll focus primarily on Seal — during the quarter, we continued our efforts to achieve better results from our development work at our Seal oil sands project.

Work on a major oil processing facility and field gathering system was completed at our Seal Main property. This capital expenditure will improve overall operating efficiency and will lead to additional production, through the present and future conservation of solution gas. It will also assist, as we move forward, with pressure maintenance work and, ultimately, a water flood in part of Seal Main.

At Seal Cadotte, we recompleted two wells into the upper portion of the pay zone, with marked improvements in well productivity, and that’s an area where we had originally drilled down in the middle to lower end of the zone, and thought we would get better results, pushing the wells up higher in the pay zone, and it indeed does look like the production is significantly better, with the new wells.

At Seal North, we’re working on a multilateral, horizontal technique. We drilled a well that has got five laterals from the original horizontal well bore, and we believe that two things will be achieved with that well. One would be a much better per-production-unit, or per-well, productivity. What that does is reduce the amount of surface locations that are required.

It also significantly reduces the amount of infrastructure, in terms of pipeline, and it greatly assists us logistically.

We are about a week into the tests on that well, and it looks like there is very enhanced productivity, going to a multilateral well, but we’ll continue to monitor it, and we’re going to look, probably, at a few more, before making the ultimate decision on when to use that technology and where to use the technology.

During the quarter, we did commission Sproule Associates to conduct an independent engineering assessment of that portion of our oil sands lease which falls within the definition of “contingent resources.”

In evaluating the area, Sproule ended up looking at approximately 20 percent of our oil sands lease area, primarily the area where we initially started to produce, and areas where we have gone in with some horizontal wells, and have some basically hard data and ideas on potential productivity.

The area is about 20 percent of our oil sands lease in total, in the Peace River oil sands area, and (inaudible) Penn West shares contingent resources on this fraction of our full lease of approximately 1.7 billion barrels in place, and that is consistent with the numbers that we saw over the same area. And then, we talked earlier about reserves on the full lease, the full area, being in excess of 6 billion barrels. So, we’re still internally comfortable with that number.

During the quarter, the government of Alberta announced changes to the Royalty Program that will take effect in 2009. And, I guess, a little history lesson: royalties are funds that are paid to the owner of a resource, in exchange for the right to explore for and develop that resource. So, it’s kind of like a commission that’s paid.

In the province of Alberta, as in many states in the United States, and in many countries in the world that rely on oil and gas resource revenue, a percentage of the funds collected by government are used in funding the maintenance and construction of infrastructure, and social amenities such as schools, hospitals, courts, and public buildings. As well, as the ongoing operating costs of the public service come out of this money.

In Alberta, this revenue forms a very large portion of the amount that goes into the Public Treasury.

In order to provide continued funding at increased levels, due to the age and quality of the infrastructure, and due to the needs of our expanding population—... And our population is expanding because of the boom that’s going on in Alberta, particularly in the oil sands. Because of this, changes were made in the amount of royalties collected from oil and gas revenue. Based on our analysis at current prices, the increase in provincial royalties will result in an impact of approximately 3 percent on cash flow. This is slightly less than the average impact in Alberta, and a reflection of the fact that approximately 35 percent of our production is located outside Alberta.

We believe it is important to emphasize that Alberta’s income tax and sales tax rates are the lowest of any Canadian province. Thus, our future capital allocation within Canada will continue to be measured on operating margins, mining, and the size of the resource being explored and being developed.

We’re concerned that the government has increased its take from our sector. However, some of this concern is offset by the knowledge that additional funding is required to keep up with the needs of our expanding population, whom we greatly depend on for our labour, our knowledge, and our services.

Last week, we announced our intention to seek a strategic combination with Canetic Resources Trust. While I do not intend to retrace the ground that was covered in our conference call of last Wednesday, I will comment on our vision going forward.

The combination with Canetic Resources improves the quality of our conventional resource base and accentuates our bias to light oil. Fortunately, light oil assets are being targeted for enhanced recovery, which will add not only reserves, but higher-margin production in the future.

Our go-forward management team improves in both depth and strength, and better positions Penn West to meet future challenges.

As we move toward the effective date of the SIFT tax in 2011, we need to look at where we want to position Penn West for the future.

Our company will have a hiqh-quality foundation in both conventional and non-conventional opportunities.

In the period leading to 2011, we have a great opportunity to further enhance the depth of our resource base, through exploration and development as well as by mergers and acquisitions, both inside and outside Canada.

We believe that the $15 billion that’s available in our current Safe Harbor, and the allowance for Trust-on-Trust mergers with no impact, under the Safe Harbor allowance, improves our opportunities to grow through merger and acquisition, and clearly influences our decision to remain a Trust until at least 2011.

After the effective date of the SIFT tax in 2011, the depth of our tax pools will allow us to continue to work inside a Trust model, while minimizing for impact of taxability on distributions.

As we move forward after 2011—... And I don’t want anybody to draw a solid line in the sand and say, “This is what happens before 2011; this is what happens on the first day of 2011.” What you’re going to see is a period of transition and a period of change, and it may take two years and it may take five years and it may take seven years. It will depend on circumstances.

And it will also depend on our prospects for growth, primarily from our non-conventional assets, one of which I talked about at some length this morning, at Seal.

We could very well choose to adopt a corporate structure that would involve a lower payout and increase retained cash flow to use to fuel growth projections. In talking about this, I believe that it’s prudent to be ready for any eventuality. However, I am going to just restate, one more time, that we are not in a headlong rush to convert to corporate structure from the current form after 2011.

The upcoming winter season will present many challenges, as we continue to work, and will work, on integration the people and assets of

Penn West and Canetic. We believe that the combined staff is up to the challenge in creating a strong, aggressive, and focused energy Trust, with assets that rival many conventional energy companies.

We also believe that we will move Penn West forward, to better reflect our position as the dominant force in North American energy Trusts.

We do thank our unitholders for their patience during this time. There is significant event influencing the markets right now. Because of the nature and timing of our deal, we have also got four entry points into Penn West stock, which is not the most ideal situation, from an arbitrage point of view.

We’d also like to thank the staff of Penn West, and I’d also like to send thanks to the staff of Canetic, the senior management of whom have worked very hard to try and move forward with this idea of what we believe we can make, as a new company. There’s going to be a lot of work ahead, but we believe we can do it.

I’d like to thank you. I’d be pleased to attempt to answer any of your questions now.

OPERATOR: Thank you. Ladies and gentlemen, we will now conduct the question-and-answer session. If you have a question, please press the * followed by the 1 on your touchtone phone. You will hear a tone acknowledging your request. Your questions will be polled in the order they are received. Please ensure you lift the handset, if you are using a speakerphone, before pressing any keys. One moment, please, for your first question.

Mr. Andrew, there are no questions at this time. Please continue.

WILLIAM ANDREW: I must have amazed them, I guess.

(Laughter)

WILLIAM ANDREW: Well, we are available. My direct phone number is 403-777-2502, if you’ve got any questions. Dave Middleton’s number is 403-777-3301, and Todd is not supposed to answer questions, but any of you who need to get hold of Todd will probably have his number.

You can reach Investor Relations at 777-2500, and we welcome your calls.

Thank you very much.

OPERATOR: Ladies and gentlemen, this concludes the conference call for today. Thank you for participating. Please disconnect your lines.

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